February 4, 2025

Craig Shesky
Chief Financial Officer
TMC the metals Co Inc.
1111 West Hastings Street, 15th Floor
Vancouver, British Columbia V6E 2J3

       Re: TMC the metals Co Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 25, 2024
           File No. 001-39281
Dear Craig Shesky:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Daniel Kajunski